SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRIUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K 10 0

(CUSIP Number)

W. Stephen Holmes III

InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, CA  94025

650-854-8585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89685K 10 0

1.	Name of Reporting Persons InterWest Partners IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,548,643 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,548,643 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13D is filed by InterWest Partners IX, L.P. (“IWP IX”), InterWest Management Partners IX, L.L.C. (“IMP IX”), Harvey B. Cash (“Cash”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Thomas L. Rosch (“Rosch”), Michael B. Sweeney (“Sweeney”), Nina S. Kjellson (“Kjellson”), Bruce Cleveland (“Cleveland”), Khaled Nasr (“Nasr”), Christopher B. Ehrlich (“Ehrlich”), Douglas A. Pepper (“Pepper”) and Linda S. Grais (“Grais,” together with IWP IX, IMP IX, Cash, Gianos, Holmes, Kliman, Oronsky, Rosch, Sweeney, Kjellson, Cleveland, Nasr, Ehrlich and Pepper, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons InterWest Management Partners IX, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,548,643 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,548,643 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Harvey B. Cash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1 (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Philip T. Gianos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons W. Stephen Holmes III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Gilbert H. Kliman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Arnold L. Oronsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Thomas L. Rosch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Michael B. Sweeney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Nina S. Kjellson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,302 shares of Common Stock (2)

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power 7,751 shares of Common Stock (2)

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,945 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Shares with respect to which Kjellson has sole voting power consist of 9,302 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of an option held by Kjellson.  Kjellson is considered to have sole dispositive power over 7,751 of such shares, which are scheduled to be vested within 60 days of the date of this filing.

(3)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Bruce Cleveland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Khaled Nasr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Christopher B. Ehrlich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Douglas A. Pepper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

CUSIP No. 89685K 10 0		13D

1.	Name of Reporting Persons Linda S. Grais

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,548,643 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,548,643 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Trius Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Trius”).  The principal executive office of the Issuer is located at 6310 Nancy Ridge Drive, Suite 105, San Diego, California  92121.

Item 2.         Identity and Background.

(a)	Name:

InterWest Management Partners IX, L.L.C. (“IMP IX”)

InterWest Partners IX, L.P. (“IWP IX”)

Harvey B. Cash (“Cash”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

Thomas L. Rosch (“Rosch”)

Michael B. Sweeney (“Sweeney”)

Nina S. Kjellson (“Kjellson”)

Bruce Cleveland (“Cleveland”)

Khaled Nasr (“Nasr”)

Christopher B. Ehrlich (“Ehrlich”)

Douglas A. Pepper (“Pepper”)

Linda S. Grais (“Grais”)

(b)	Residence or business address: 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)

IMP IX is the general partner of IWP IX. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Oronsky, Gianos, Rosch, Cash, Kliman, Sweeney and Holmes are Managing Directors of IMP IX. Kjellson, Cleveland, Nasr, Ehrlich, Pepper and Grais are Venture Members of IMP IX.

(d)	During the last five years, none of the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

	IMP IX:	California, United States of America
	IWP IX:	California, United States of America
	Cash:	United States of America
	Gianos:	United States of America
	Holmes:	United States of America
	Kliman:	United States of America
	Oronsky:	United States of America
	Rosch:	United States of America
	Sweeney:	United States of America
	Kjellson	United States of America
	Cleveland	United States of America
	Nasr	United States of America
	Ehrlich	United States of America

Pepper	United States of America
Grais	United States of America

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On August 2, 2010, the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of 10,000,000 shares of Common Stock was declared effective by the SEC. The closing of the offering took place on August 6, 2010, and at such closing IWP IX purchased 1,227,333 shares of Common Stock at the initial public offering price of $5.00 per share, for a total purchase price of $6,136,665.  The funds used by IWP IX to acquire the securities described herein were obtained from capital contributions by its partners.

Item 4.         Purpose of Transaction.

IWP IX agreed to purchase the Common Stock for investment purposes with the aim of increasing the value of its investments and the Issuer.

Nina Kjellson is a member of the Board of Directors of the Issuer and is also a Venture Member of IMP IX, the general partner of IWP IX.

Subject to applicable legal requirements, IWP IX may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to IWP IX’s ownership of the Issuer’s securities, other opportunities available to IWP IX, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, IWP IX may dispose of all or a portion of their securities of the Issuer at any time.  IWP IX reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, IWP IX does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.         Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of August 16, 2010:

Reporting Persons	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly (1)		Sole Voting Power (2)		Shared Voting Power	Sole Dispositive Power (2)		Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
IWP IX	3,548,643	0		3,548,643		0	3,548,643		0	3,548,643	15.1%
IMP IX (2)	0	0		3,548,643		0	3,548,643		0	3,548,643	15.1%
Cash (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Gianos (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Holmes (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Kliman (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Oronsky (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Rosch (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Sweeney (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Kjellson (4)	0	9,302	(4)	9,302	(4)	3,548,643	7,751	(4)	3,548,643	3,557,945	15.1%
Cleveland (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Nasr (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Ehrlich (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Pepper (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%
Grais (2)	0	0		0		3,548,643	0		3,548,643	3,548,643	15.1%

(1) Comprised of securities exercisable within 60 days of the date of this filing.

(2) IMP IX is the general partner of IWP IX, and owns no securities of the Issuer directly.  Cash, Gianos, Holmes, Kliman, Oronsky, Rosch and Sweeney, who are Managing Directors of IMP IX, and Kjellson, Cleveland, Nasr, Ehrlich, Pepper and Grais who are Venture Members of IMP IX, share voting and investment control over the shares owned by IWP IX, and may be deemed to own beneficially the shares held by IWP IX.  Cash, Gianos, Holmes, Kliman, Oronsky, Rosch, Sweeney, Cleveland, Nasr, Ehrlich, Pepper and Grais own no securities of the Issuer directly.

(3) This percentage is calculated based upon 23,554,592 shares of the Issuer’s Common Stock outstanding (as of August 6, 2010), as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on August 3, 2010.

(4) Kjellson, a Venture Member of IMP IX and a director of the Issuer, has an option to purchase 9,302 shares of the Issuer’s Common Stock.  This option was granted on August 2, 2010 and is immediately exercisable in full, however, the shares underlying the option are subject to vesting.  As of the date of the filing of this Schedule 13D, Kjellson is considered to have sole voting power with respect to the full 9,302 shares underlying the option and sole dispositive power with respect to 7,751 shares of the Issuer’s Common Stock underlying the option (which is the number of shares issuable pursuant to the option that are scheduled to be vested within 60 days of the date hereof).

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

IWP IX and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated March 19, 2008 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Subject to certain conditions, if the Issuer receives a written request from Holders holding at least 20% of the Registrable Securities (the “Initiating Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act covering the registration of at least 20% of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, is at least $5,000,000), then the Issuer shall, within 30 days of the receipt thereof, give written notice of such request to all Holders, and subject to certain limitations, effect, as expeditiously as reasonably possible, the registration under the Securities Act of all Registrable Securities that all holders request to be registered.

The Issuer shall not be required to effect such a registration:

•                  prior to the end of the Lock-up Period (as defined below);

•                  after the Issuer has effected two such registrations;

•                  if the Issuer shall furnish to Holders requesting the registration statement a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Issuer and its stockholders for such registration statement to be effected at such time, in which event the Issuer shall have the right to defer such filing for a period of not more than 90 days after receipt of the request of the Initiating Holders; provided that such right to delay a request (together with any similar right in the case of a Form S-3 Registration) shall not be exercised by the Issuer more than twice in any 12-month period;

•                  if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request for a Form S-3 Registration (as defined below); or

•                  in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Piggyback Registration Rights

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, other than a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to a transaction pursuant to Rule 145 under the Securities Act or a registration related to stock issued upon conversion of debt securities  (each, a “Special Registration Statement”), these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form S-3 Registration Rights

In case the Issuer shall receive a written request from any Holder or Holders of Registrable Securities that the Issuer effect a registration on Form S-3 (a “Form S-3 Registration”) or any similar short-form registration statement with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Issuer will promptly give written notice of the proposed registration to all other Holders of Registrable Securities, and as soon as practicable, effect such registration as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request.

Notwithstanding the foregoing, the Issuer shall not be obligated to effect any such registration:

•                  if Form S-3 is not available for such offering by the Holders, or

•                  if the Holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000, or

•                  if within 30 days of receipt of a written request from any Holder or Holders for such registration, the Issuer gives notice to such Holder or Holders of the Issuer’s intention to file a registration statement for a public offering within 90 days, other than pursuant to a Special Registration Statement, or

•                  if the Issuer shall furnish to the Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Issuer and its stockholders for such Form S-3 registration to be effected at such time, in which event the Issuer shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than 60 days after receipt of the request of the Holder or Holders; provided, that such right to delay a request (together with any similar right in the case of a Demand Registration) shall not be exercised by the Issuer more than twice in any 12-month period, or

•                  if the Issuer has, within the 12-month period preceding the date of such request, already effected two registrations on Form S-3 for the Holders pursuant to requests for Form S-3 Registrations, or

•                  in any particular jurisdiction in which the Issuer would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

•                  the date such stockholder’s is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act, so long as the Issuer has completed its initial public offering and such Holder, together with its affiliates, holds less than one percent (1%) of the Issuer’s equity securities; or

•                  the termination of the Investor Rights Agreement, which will occur  upon the earlier of: (i) the acquisition of the Issuer; (ii) the sale, lease, exclusive license or other disposition of all or substantially all of the assets  of the Issuer; or (iii) the fifth anniversary of the Issuer’s initial public offering.

Lock-up Agreement

IWP IX and Kjellson, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. for a period of 180 days after August 2, 2010 (such period, the “Lock-up Period”).

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Citigroup Global Markets Inc. waives, in writing, such an extension.

The foregoing description of the terms of the Investor Rights Agreement and the Lock up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits

A.                                   Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of March 19, 2008, (incorporated by reference to Exhibit 4.7 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-162945), filed with the SEC on November 6, 2009).

B.                                     Form of Lock-up Agreement

C.                                     Agreement regarding filing of joint Schedule 13D.

D.                                    Powers of Attorney filed as exhibits to Form 3 filed with the SEC on August 2, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2010

INTERWEST PARTNERS IX, L.P.
/s/ Karen A. Wilson
Harvey B. Cash, by Karen A. Wilson as Attorney-in-fact	By:	InterWest Management Partners IX, L.L.C.
	Its:	General Partner

	By:	/s/ W. Stephen Holmes
/s/ Karen A. Wilson		W. Stephen Holmes
Philip T. Gianos, by Karen A. Wilson as Attorney-in-fact		Managing Director

INTERWEST MANAGEMENT PARTNERS IX, L.L.C.
/s/ W. Stephen Holmes
W. Stephen Holmes	By:	/s/ W. Stephen Holmes
W. Stephen Holmes
Managing Director
/s/ Karen A. Wilson
Gilbert H. Kliman, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Arnold L. Oronsky, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Thomas L. Rosch, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Michael B. Sweeney, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Nina S. Kjellson, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Bruce Cleveland, by Karen A. Wilson as Attorney-in-fact

S-1

SCHEDULE I

Managers:

Arnold Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Thomas L. Rosch

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Harvey B. Cash

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Michael B. Sweeney

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

1

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Manager of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Bruce Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Khaled Nasr

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Christopher B. Ehrlich

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

Linda S. Grais

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California  94025

Principal Occupation:

Venture Member of InterWest Management Partners IX, L.L.C., which serves as the general partner of InterWest Partners IX, L.P.

Citizenship:  United States of America

2

EXHIBIT INDEX

A.                                   Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of March 19, 2008, (incorporated by reference to Exhibit 4.7 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-162945), filed with the SEC on November 6, 2009).

B.                                     Form of Lock-up Agreement

C.                                     Agreement regarding filing of joint Schedule 13D.

D.                                    Powers of Attorney filed as exhibits to Form 3 filed with the SEC on August 2, 2010.

EXHIBIT B

Lock-up Agreement

                         , 2010

Trius Therapeutics, Inc.

6390 Nancy Ridge Drive, Suite 101

San Diego, CA  92121

Citigroup Global Markets Inc.

As Representative of the several Underwriters,

c/o  Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY   10013

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market (the “Public Offering”) for the shares of common stock, par value $0.0001 per share (the “Securities”), of Trius Therapeutics, Inc., a Delaware corporation, and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. (“Citigroup”).  In addition, the undersigned agrees that, without the prior written consent of Citigroup, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities and hereby waives any and all notice requirements and other rights with respect to any such registration (including, if applicable, those rights set forth in the Amended and Restated Investor Rights Agreement dated March 19, 2008), provided that such waiver shall apply only to the Public Offering and any other action taken by the Company in connection with the Public Offering.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities in the Public Offering (the “Public Offering Date”); provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Citigroup waives, in writing, such extension.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement.  Notwithstanding anything to the contrary set forth in this Lock-Up Agreement, the undersigned may transfer Securities (i) acquired in open market transactions after the completion of the Public Offering, provided that no filing by any party under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the Lock-Up

B-1

Period), (ii) to a family member or trust, (iii) by gift, will or intestacy, or (iv) to partners, members, stockholders of the undersigned as part of a distribution or to affiliates under the control of the undersigned; provided that in connection with the transactions listed in (ii)-(iv) above, such transfer shall not involve a disposition for value, the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the Lock-Up Period).

Notwithstanding anything herein to the contrary, the undersigned may enter into a written trading plan established pursuant to Rule 10b5-1 of the Exchange Act during the Lock-Up Period, provided that (i) no direct or indirect offers, pledges, sales, contracts to sell, sales of any option or contract to purchase, purchases of any option or contract to sell, grants of any option, right or warrant to purchase, loans, or other transfers or disposals of any Securities or any securities convertible into or exercisable or exchangeable for Securities may be effected pursuant to such plan during the Lock-Up Period and (ii) none of the Company, the undersigned or any of their respective representatives shall announce or publicly disclose the establishment of such a plan during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  Notwithstanding anything herein to the contrary, this Lock-Up Agreement shall lapse and become null and void (i) upon such date the Company notifies Citigroup in writing that it does not intend to proceed with the Public Offering or (ii) if the Public Offering Date shall not have occurred on or before December 31, 2010; provided, however, that the Company and Citigroup may, by written notice to you prior to November 30, 2010, extend such date for a period of up to an additional three months.  This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

Name:
(Print exact name. Names of securityholders must
match stock records of the Company.)

Signature:

If not signing in an individual capacity:

By:
(Print name of authorized signatory.)

Title:
(Print title of authorized signatory.)

B-2

EXHIBIT C

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: August 16, 2010

INTERWEST PARTNERS IX, L.P.
/s/ Karen A. Wilson
Harvey B. Cash, by Karen A. Wilson as Attorney-in-fact	By:	InterWest Management Partners IX, L.L.C.
	Its:	General Partner

	By:	/s/ W. Stephen Holmes
/s/ Karen A. Wilson		W. Stephen Holmes
Philip T. Gianos, by Karen A. Wilson as Attorney-in-fact		Managing Director

INTERWEST MANAGEMENT PARTNERS IX, L.L.C.
/s/ W. Stephen Holmes
W. Stephen Holmes	By:	/s/ W. Stephen Holmes
W. Stephen Holmes
Managing Director
/s/ Karen A. Wilson
Gilbert H. Kliman, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Arnold L. Oronsky, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Thomas L. Rosch, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Michael B. Sweeney, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Nina S. Kjellson, by Karen A. Wilson as Attorney-in-fact

/s/ Karen A. Wilson
Bruce Cleveland, by Karen A. Wilson as Attorney-in-fact

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

C-1